April 29, 2025

Ivica Krolo
Chief Financial Officer
Birkenstock Holding plc
1-2 Berkeley Square
London W1J 6EA , United Kingdom

       Re: Birkenstock Holding plc
           Form 20-F for the Fiscal Year Ended September 30, 2024
           File No. 001-41836
Dear Ivica Krolo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing